Exhibit B-1

The undersigned states that he has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, dated April 9, 2009, for and on behalf of William Blair & Company, L.L.C. and Wilblairco II, L.L.C.; that he is the authorized signatory of Wilblairco II, L.L.C.; and that all action by persons, entities, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Arthur J. Simon, Esq.
Name:	Arthur J. Simon, Esq.
Title:	Principal of William Blair
& Company, L.L.C.

 B-1